Exhibit 99.1

Financial Report Grupo Financiero Galicia S.A. 1st. quarter 2022

Grupo Financiero Galicia Buenos Aires, Argentina, May 17, 2022, Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” o “GFG”, BYMA/NASDAQ: GGAL), announced its financial results for the first quarter of fiscal year 2022, ended on March 31, 2022. This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish. Diego Rivas Pablo Firvida Chief Financial Officer Investor Relations Officer Conference Call May 19, 2022 +1 720 452 9217 11:00 a.m. (Eastern Time) Conference ID: 9013666 2

Highlights $5,196 million Net income +56% vs. 1Q 2021 5.94% 74.12 % ROE The information Efficiency +168 bp vs. 1Q 2021 -325 bp vs. 1Q 2021 in this report was adjusted and restated to constant currency, in 12.06% 10.21% accordance with IAS 29 Market share: Loans to the private sector e private sector “Financial Information in -61 bp. vs. 1Q 2021 +32 bp. vs. 1Q 2020 Hyperinflationary Economies”, $3.52 22.98% except otherwise noted. Net profit per share Capital Ratio 3

Selected financial information Selected ratios Percentages 2022 2021 2021 Variation (bp) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 ROA 1.11 2.18 0.74 (107) 37 ROE 5.94 11.96 4.26 (602) 168 Financial Margin 19.87 17.82 15.91 205 396 Efficiency ratio 74.12 61.55 77.37 1,257 (325) Capital ratio (1) 22.98 23.42 23.82 (44) (84) NPL Ratio 3.23 3.33 1.57 (10) 166 Allowance for loan losses / Private-sector financing 5.72 5.83 6.36 (11) (64) Coverage 177.09 174.94 405.67 215 (22,858) Non-accrual portfolio with guarantees to non-accrual portfolio 7.29 7.72 12.81 (43) (552) Cost of risk 3.05 8.37 2.05 (532) 100 (1) Banco Galicia consolidated with Naranja X. Share evolution In pesos, except otherwise noted 2022 2021 2021 Variation (bp) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Market price Shares – BYMA 205.85 195.35 111.40 1,050 9,445 ADS – NASDAQ (in US$) 10.80 9.49 7.61 131 319 Price BYMA / book value 0.85 0.82 0.52 3 33 Average daily volume (in thousands of shares) Variation (%) BYMA 1,425 1,870 1,457 (24) (2) NASDAQ (1) 6,118 8,856 6,728 (31) (9) Financial Information Shares outstanding (in thousands of shares) 1,474,692 1,474,692 1,474,692 — Book value per share (in pesos) 241.7 238.1 216.0 2 12 Net income per share (in pesos) 3.52 7.08 2.26 (50) 56 (1)Expressed in equivalent shares: 10 ordinary shares = 1 ADS. 4

Consolidated Information Additional Information 2022 2021 2021 2021 2021 1Q 4Q 3Q 2Q 1Q Employees 8,688 8,715 8,744 8,817 9,025 Banco Galicia 5,260 5,319 5,406 5,501 5,602 Naranja X 2,902 2,905 2,869 2,858 2,979 8,688 485 Fondos Fima 22 24 23 23 23 Galicia Seguros 358 336 331 350 344 Employees Branches and Other subsidiaries 146 131 115 85 77 others points of sale Branches and other points of sales 485 487 498 508 508 Banco Galicia 310 312 318 327 327 Naranja X 17 175 180 181 181 Deposit Accounts at Banco Galicia (in thousands) 6,327 6,196 6,308 6,250 6,226 Credit Cards (in thousands) 13,690 13,825 13,783 13,757 13,764 Banco Galicia 5,106 5,150 5,120 5,111 5,105 6,327 13,690 Naranja X 8,584 8,675 8,663 8,646 8,659 GAM: assets under Deposits accounts Credit cards management (in thousands Banco Galicia In thousands millions of pesos) 446 400 395 353 381 In thousands 5

Grupo Financiera Galicia is made up of Banco de Galicia y Buenos Aires S.A.U. (Banco Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM L.L.C. (Inviu) and Galicia Securities S.A.U. It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies with a high commitment of its board of directors in customer experience and sustainable development. 6

Results for the quarter Net income attributable to GFG for the quarter amounted to Ps.5,196 Said result is mainly due to profits from its interest in Banco Galicia million, which represented a 1.11% annualized return on average assets (Ps.4,739 million), in Naranja X (Ps.5 million), in Fondos Fima (Ps.776 and a 5.94% return on average shareholder´s equity. million) and in Galicia Seguros (Ps.235 million). Income Statement In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Results from Equity Investments 5,388 10,671 3,489 (50) 54 Banco Galicia 4,739 8,677 1,871 (45) 153 Naranja X 5 1,323 918 (100) (99) Fondos Fima 776 781 580 (1) 34 Galicia Seguros 235 286 171 (18) 37 Other subsidiaries (367) (396) (51) (7) 620 Net operating income 107 94 138 14 (22) Administrative expenses (83) (189) (84) (56) (1) Other operating income and expenses (1) (1) (3)—(67) Results from the net monetary position (199) (115) (183) 73 9 Income tax (16) (23) (28) (30) (43) Net income attributable to GFG 5,196 10,437 3,329 (50) 56 Other comprehensive income 83 (38) 175 (318) 53 Comprehensive income attributable to GFG 5,279 10,399 3,504 (49) 51 7

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Assets Cash and due from banks 288,805 275,581 338,478 5 (15) Debt securities 307,864 273,851 288,728 12 7 Net loans and other financing 809,564 871,739 847,503 (7) (4) Other financial assets 307,079 412,809 213,287 (26) 44 Investment in subsidiaries, associates and joint ventures 387 259 144 49 169 Property, bank premises, equipment 70,742 72,191 76,044 (2) (7) Intangible assets 24,575 24,643 25,175—(2) Other assets 20,501 20,867 29,945 (2) (32) Assets available for sale 39 1 2 3,800 1,850 Total assets 1,829,556 1,951,941 1,819,306 (6) 1 Liabilities Deposits 1,130,615 1,202,433 1,152,143 (6) (2) Financing from financial entities 23,761 27,521 20,683 (14) 15 Other financial liabilities 183,127 228,391 180,415 (20) 2 Negotiable obligations 35,307 32,467 34,271 9 3 Subordinated negotiable obligations 27,824 30,497 35,963 (9) (23) Other liabilities 72,455 79,444 77,217 (9) (6) Total liabilities 1,473,089 1,600,753 1,500,692 (8) (2) Total Shareholders’ equity 356,467 351,188 318,614 2 12 8

Financial Report

Income Statement					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Net interest income	29,391	40,977	27,527	(28)	7
Interest income	84,390	93,937	77,138	(10)	9
Interest related expenses	(54,999)	(52,960)	(49,611)	4	11
Net fee income	16,530	17,389	14,476	(5)	14
Fee income	20,272	21,124	18,489	(4)	10
Fee related expenses	(3,742)	(3,735)	(4,013)	-	(7)
Net results from financial instruments	36,681	24,697	25,192	49	46
Gold and foreign currency quotation differences	1,794	1,025	2,080	75	(14)
Other operating income	11,560	9,889	9,664	17	20
Underwriting income from insurance business	2,207	2,450	1,577	(10)	40
Loan loss provisions	(6,527)	(9,946)	(3,477)	(34)	88
Net operating income	**91,636**	**86,481**	**77,039**	**6**	**19**
Personnel expenses	(13,243)	(13,620)	(13,896)	(3)	(5)
Administrative expenses	(13,425)	(14,547)	(12,630)	(8)	6
Depreciations and devaluations of assets	(3,842)	(4,214)	(3,979)	(9)	(3)
Other operating expenses	(15,128)	(14,394)	(15,304)	5	(1)
Operating Income	**45,997**	**39,706**	**31,230**	**16**	**47**
Results from the net monetary position	(37,490)	(23,562)	(24,312)	59	54
Results from associates and joint ventures	(62)	10	2	(720)	N/A
Income tax	(3,249)	(5,717)	(3,591)	(43)	(10)
Net income	**5,196**	**10,437**	**3,329**	**(50)**	**56**
Other comprehensive income	83	(38)	175	(318)	53
Total comprehensive income	**5,279**	**10,399**	**3,504**	**(49)**	**51**

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Since 1905, Banco Galicia accompanies the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Banco Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth. 10

Banco Galicia Highlights $4,740 million Net income +153% vs. 1Q 2021 The data shown in the tables of this 6.63% 78.63% report and the +374 bp. vs. 1Q 2021 -440 bp vs. 1Q 2021 financial statements ROE Efficiency correspond to 12.06% 10.21% Banco de Galicia Market share: y Buenos Aires S.A.U. rivate sector Deposits to the private sector -61 bp vs. 1Q2021 +32 bp vs. 1Q2021 5,260 310 Employees Branches

Financial Report

Results for the quarter

Net income for the first quarter amounted to Ps.4,740 million, Ps.2.869 million (153%) higher than in the same quarter of fiscal year 2021, mainly due to a Ps.14,205 million (61%) higher operating income, offset by higher negative result from the net monetary position for Ps.10,582 million (56%).

The net operating income amounted to Ps. 69,995 million, 23% higher than the Ps.56,870 million recorded in the same quarter of fiscal year 2021, mainly due to a Ps.12,185 million (49%) increase in net results from financial instruments, offset by a lower net interest income for Ps. 1,119 million (7%).

Income Statement					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Net interest income	15,808	27,391	16,927	(42)	(7)
Net fee income	8,907	9,220	7,976	(3)	12
Net results from financial instruments	37,143	25,263	24,958	47	49
Gold and foreign currency quotation differences	1,624	902	1,577	80	3
Other operating income	8,715	6,979	6,794	25	28
Loan-loss provisions	(2,202)	(6,506)	(1,362)	(66)	62
Net operating income	**69,995**	**63,249**	**56,870**	**11**	**23**
Personnel expenses	(8,685)	(9,138)	(9,411)	(5)	(8)
Administrative expenses	(9,719)	(10,328)	(9,257)	(6)	5
Depreciations and devaluations of assets	(3,131)	(3,145)	(2,926)	-	7
Other operating expenses	(10,896)	(9,422)	(11,917)	16	(9)
Operating income	**37,564**	**31,216**	**23,359**	**20**	**61**
Results from the net monetary position	(30,254)	(18,951)	(19,402)	60	56
Results from associates and joint businesses	(16)	55	27	(129)	(159)
Income tax	(2,554)	(3,643)	(2,113)	(30)	21
Net Income	**4,740**	**8,677**	**1,871**	**(45)**	**153**
Other comprehensive income	53	(39)	177	(236)	70
Total comprehensive income	**4,793**	**8,638**	**2,048**	**(45)**	**134**

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Financial Report

Profitability and efficiency					
Percentages, except otherwise noted	2022		2021	Variation (bp)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
ROA	1.16	2.05	0.46	(89)	70
ROE	6.63	12.03	2.89	(540)	374
Financial margin	19.25	16.80	14.35	245	490
Efficiency ratio	78.63	62.03	83.03	1,660	(440)

Yields and rates

Interest-earning assets(1)										
Average balances: in millions of pesos. Yields and rates: annualized nominal %	2022				2021		Variation (%/bp)			
	1Q		4Q		1Q		vs. 4Q21		vs. 1Q21	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**992,155**	**42.12**	**1,083,475**	**36.03**	**988,014**	**35.84**	**(7)**	**441**	**-**	**628**
Government securities	378,324	42.67	281,362	38.77	302,018	36.09	32	101	25	658
Loans	536,732	36.95	517,937	35.42	595,898	36.65	4	45	(10)	30
Other interest-earning assets	77,099	75.36	284,176	34.45	90,098	29.64	(71)	3,957	(14)	4,572
In foreign currency	**49,320**	**6.99**	**56,027**	**13.47**	**92,744**	**2.28**	**(14)**	**(216)**	**(47)**	**471**
Government securities	1,345	(16.65)	622	35.65	7,572	(49.92)	48	(3,720)	(82)	3,327
Loans	46,129	5.65	53,954	6.24	80,147	7.18	(16)	(110)	(42)	(153)
Other interest-earning assets	1,846	57.64	1,451	273.02	5,025	2.79	(1)	(1,634)	(63)	5,485
Interest-earning assets	**1,041,475**	**40.46**	**1,139,502**	**34.92**	**1,080,758**	**32.96**	**(7)**	**421**	**(4)**	**750**

1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets amounted to Ps.1,041,475 million, decreasing Ps.39.283 million (4%) as compared to the first quarter of 2021, primarily as a consequence of the Ps.59.166 million (10%) decrease in the average volume of peso-denominated loans. This was offset by the increase of Ps.76,306 million (25%) in the average peso-denominated government securities.

The average yield on interest-earning assets for the quarter was 40.46%, with a 750 bp increase compared to the same quarter of the prior year,

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Financial Report

mainly, due to the growth in the average yield in peso-denominated government securities.

Interest-bearing liabilities(1)

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2022				2021		Variation (%/bp)			
	1Q		4Q		1Q		vs. 4Q21		vs. 1Q21	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**721,198**	**27.69**	**700,504**	**27.32**	**676,575**	**27.25**	**3**	**37**	**7**	**44**
Saving accounts	131,812	0.02	129,450	0.01	124,273	0.02	2	1	6	-
Time deposits	410,198	37.29	401,782	35.05	399,455	34.69	2	224	3	260
Other Deposits	168,916	25.60	163,060	29.70	144,142	29.61	4	(410)	17	(401)
Debt securities	4,778	40.94	3,272	37.63	4,850	39.75	46	331	(1)	119
Other interest-bearing liabilities	5,494	28.39	2,940	28.70	3,855	30.71	87	(31)	43	(232)
In foreign currency	**210,965**	**1.44**	**229,972**	**1.50**	**274,723**	**1.57**	**(8)**	**(6)**	**(23)**	**(13)**
Saving accounts	125,703	-	133,921	-	160,687	-	(6)	-	(22)	-
Time deposits	36,570	0.59	41,240	0.63	51,298	0.73	(11)	(4)	(29)	(14)
Other Deposits	9,853	-	8,387	-	6,171	-	17	-	60	-
Debt securities	33,042	8.03	35,746	8.22	43,764	7.96	(8)	(19)	(24)	7
Other interest-bearing liabilities	5,797	3.11	10,678	2.33	12,803	3.53	(46)	78	(55)	(42)
Interest-bearing liabilities	**932,163**	**21.75**	**930,476**	**20.94**	**951,298**	**19.84**	**-**	**81**	**(2)**	**191**

1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-bearing liabilities reached Ps.932,163 million, decreasing Ps.19.135 million during the same period, primarily due to a decrease in the average balance of dollar-denominated saving accounts, for Ps.34.984 million (22%). This was offset by an increase of Ps.24,774 million (17%) in peso-denominated other deposits.

Likewise, the average cost of interest-bearing liabilities was 21.75%, with a 191 bp increase compared to the first quarter of the prior year, mainly due to an increase in the average interest rate on peso-denominated time deposits of 119 bp.

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Financial Report

Net interest income

Net Interest Income					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Interest income	**66,503**	**76,101**	**64,098**	**(13)**	**4**
Private sector securities	5	-	-	-	-
Public sector securities	10,558	6,194	2,027	70	421
Loans and other financing	50,000	48,179	55,922	4	(11)
Financial sector	593	669	831	(11)	(29)
Non-financial private sector	49,407	47,510	55,091	4	(10)
Overdrafts	5,371	4,223	5,793	27	(7)
Promissory notes	19,749	18,179	20,880	9	(5)
Mortgage loans	5,138	5,331	6,409	(4)	(20)
Pledge loans	1,320	1,341	1,474	(2)	(10)
Personal loans	7,283	7,456	7,062	(2)	3
Credit-card loans	9,924	10,194	11,549	(3)	(14)
Financial leases	62	80	133	(23)	(53)
Pre-financing and export financing	352	489	990	(28)	(64)
Other	208	217	801	(4)	(74)
Other interest-earning assets	5,940	21,728	6,149	(73)	(3)
Interest expenses	**(50,695)**	**(48,710)**	**(47,171)**	**4**	**7**
Deposits	(49,109)	(47,390)	(45,414)	4	8
Saving accounts	(5)	(6)	(5)	(17)	-
Time deposits and term investments	(38,292)	(35,277)	(34,738)	9	10
Other	(10,812)	(12,107)	(10,671)	(11)	1
Financing from financial institutions	(136)	(92)	(219)	48	(38)
Repurchase agreement transactions	(251)	(118)	(70)	113	259
Other interest-bearing liabilities	(49)	(65)	(160)	(25)	(69)
Negotiable obligations	(1,150)	(1,045)	(1,308)	10	(12)
Net interest income	**15,808**	**27,391**	**16,927**	**(42)**	**(7)**

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Financial Report

Net interest income for the quarter amounted to Ps.15,808 million, with a Ps.1.119 million (7%) decrease compared to the Ps.16,927 million profit from the same quarter of 2021.

Interest income for the quarter reached Ps.66,503 million, increasing 4% from the Ps.64,098 million recorded in the same quarter of 2021. This increase was primarily a consequence of higher interest on public sector securities for Ps. 8,531 million (421%), offset by lower interests on loans and other financing (Ps.5,922 million or 11%), primarily by promissory notes (Ps.1,131 million or 5%), on credit-card loans (Ps.1,625 million or 14%) and on mortgage loans (Ps.1,271 million or 20%).

Interest expenses amounted to Ps. 50,695 million, up 7% from the year-ago-quarter, mainly due to higher interests on time deposits and term investments (Ps.3,554 million or 10%).

Net fee income

Net Fee Income					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Credit cards	4,674	4,758	4,327	(2)	8
Deposit accounts	2,427	2,529	2,072	(4)	17
Insurance	619	621	614	-	1
Financial fees	9	13	47	(31)	(81)
Credit- related fees	71	65	115	9	(38)
Foreign trade	754	862	878	(13)	(14)
Collections	978	1,031	901	(5)	9
Utility-Bills collection services	1,439	1,540	1,162	(7)	24
Mutual Funds	277	249	183	11	51
Other	501	598	732	(16)	(32)
Total fee income	**11,749**	**12,266**	**11,031**	**(4)**	**7**
Total expenditures	**(2,842)**	**(3,046)**	**(3,055)**	**(7)**	**(7)**
Net fee income	**8,907**	**9,220**	**7,976**	**(3)**	**12**

Net fee income amounted to Ps.8,907 million, growing 12% from the Ps.7,976 million recorded in the first quarter of the previous fiscal year, mainly due to higher fees for deposit accounts (Ps.355 million or 17%) and for credit cards (Ps.347 million or 8%) and utility-bills collection services (Ps.277 million or 24%).

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Net income from financial instruments Net Income from Financial Instruments In millions of pesos , except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Government securities 32,552 23,823 24,290 37 34 Argentine Central Bank 24,651 20,782 20,314 19 21 Other 7,901 3,041 3,976 160 99 Private sector securities 3,153 802 448 293 604 Derivative financial instruments 390 615 220 (37) 77 Results from derecognition of assets 1,048 23—(4,457)—Net income from financial instruments 37,143 25,263 24,958 47 49 Net income from financial instruments for the quarter amounted to Gold and foreign currency quotation differences Ps.37,143 million, increasing Ps.12.185 million from the Ps.24,958 million recorded in the same quarter of 2021, as a consequence of a Ps.8,262 During the quarter a Ps.1,624 million profit from gold and foreign currency million (34%) increase results from government securities and a Ps.2,705 quotation differences was recorded, compared to a Ps.1,577 million profit million (604%) increase results from private sector securities as a from the same quarter of 2021. This result includes a Ps.1,460 million gain consequence for Prisma Medios de Pago S.A participation sale. from foreign-currency trading. 17

Other operating income Other Operating Income In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Other financial income 183 10 166 (1,730) 10 Fees from bundles of products 2,572 2,249 2,596 14 (1) Rental of safe deposit boxes 688 618 454 11 52 Other fee income 460 455 423 1 9 Other adjustments and interest on miscellaneous receivables 2,906 2,847 1,263 2 130 Other 1,906 800 1,892 138 1 Total other operating income 8,715 6,979 6,794 25 28 Other operating income for the quarter reached Ps.8,715 million, increasing Ps.1,921 million from the recorded in the first quarter of 2021, mainly as a consequence of a Ps.1,643 million (130%) increase of other adjustments and interest on miscellaneous receivables and a Ps.234 million (52%) increase of interest from rental of safe deposit boxes. Provisions for loan losses Personnel expenses Provisions for loan losses for the first quarter amounted to Ps.2.202 million, Personnel expenses amounted to Ps.8.685 million, decreasing Ps.726 Ps.840 million (62%) higher than those recorded in the same quarter of million (8%) from the same quarter of 2021, mainly due to a 6% decrease the prior year. in staff. 18

Administrative Expenses Administrative Expenses In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Fees and compensations for services 426 698 330 (39) 29 Fees to directors and syndics 23 17 26 35 (12) Publicity, promotion and research expenses 347 452 195 (23) 78 Taxes 2,032 2,052 1,922 (1) 6 Maintenance and repairment of goods and IT 2,331 2,511 2,167 (7) 8 Electricity and communications 535 615 689 (13) (22) Representation expenses 2 1—100—Stationery and office supplies 135 84 84 61 61 Hired administrative services 2,009 1,761 1,841 14 9 Security 251 287 265 (13) (5) Insurance 149 106 177 41 (16) Other 1,479 1,744 1,561 (15) (5) Total administrative expenses 9,719 10,328 9,257 (6) 5 Administrative expenses for the quarter totaled Ps.9,719 million, increasing Depreciation and devaluation of assets 5% as compared to the first quarter of 2021, as a consequence of a Ps.168 million (9%) increase in hired administrative services, of Ps.164 million Depreciation and devaluation of assets amounted to Ps.3.131 million, up (8%) in maintenance and repairment of goods and IT, of Ps.152 million 7% from the same quarter of 2021. (78%) in publicity, promotion and research expenses. 19

Other operating expenses Other Operating Expenses In millions of pesos , except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Contribution to the Deposit Insurance Fund 456 473 450 (4) 1 Other financial expenses—126—(100)—Turnover tax 7,092 7,728 7,243 (8) (2) On financial income 4,859 5,296 4,965 (8) (2) On fees 1,972 2,147 2,012 (8) (2) On other items 261 285 266 (8) (2) Other fee-related expenses 2,456 2,664 2,244 (8) 9 Charges for other provisions 382 (2,781) 1,320 (114) (71) Claims 143 183 237 (22) (40) Other 367 1,029 423 (64) (13) Total other operating expenses 10,896 9,422 11,917 16 (9) Other operating expenses for the quarter amounted to Ps.10,896 million, with a Ps.1.021 million (9%) decrease compared to the Ps.11,917 million recorded in the first quarter of the previous year. This decrease was mainly related to lower expenses on charges for other provisions, that grew Ps.938 million (71%). Income tax Other comprehensive income The income tax charge was Ps.2.554 million, Ps.441 million lower than in The other comprehensive income for the first quarter of 2022 amounted to the first quarter of 2021. The effective tax rate was 35%. Ps.53 million, compared to a Ps.177 million profit in the same period of 2021. 20

Financial Report

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Assets					
Cash and due from banks	285,140	268,964	333,563	6	(15)
Debt securities	304,915	274,258	289,637	11	5
Net loans and other financing	627,422	673,825	693,539	(7)	(10)
Other financial assets	297,353	403,898	203,304	(26)	46
Equity investments in subsidiaries, associates and joint businesses	837	760	625	10	34
Property, bank premises, equipment	62,359	63,701	66,687	(2)	(6)
Intangible assets	21,929	22,101	22,523	(1)	(3)
Other assets	7,955	7,382	16,317	8	(51)
Assets available for sale	39	1	2	3,800	1,850
Total assets	**1,607,949**	**1,714,890**	**1,626,197**	**(6)**	**(1)**
Liabilities					
Deposits	1,134,371	1,207,964	1,158,578	(6)	(2)
Financing from financial entities	8,621	10,388	15,013	(17)	(43)
Other financial liabilities	78,460	111,450	82,472	(30)	(5)
Negotiable obligations	12,375	8,527	13,397	45	(8)
Subordinated negotiable obligations	27,824	30,498	35,963	(9)	(23)
Other liabilities	69,128	55,671	57,074	24	21
Total liabilities	**1,330,779**	**1,424,498**	**1,362,497**	**(7)**	**(2)**
Shareholders' equity	**277,170**	**290,392**	**263,700**	**(5)**	**5**
Foreign currency assets and liabilities					
Assets	272,657	293,426	360,742	(7)	(24)
Liabilities	267,027	293,847	358,946	(9)	(26)
Net forward purchases/(sales) of foreign currency (1)	(7,254)	(2,599)	(2,741)	179	165
Net global position in foreign currency	**(1,624)**	**(3,020)**	**(945)**	**46**	**72**

(1) Recorded off-balance sheet.

21

Financial Report

Level of activity

Financing

Financing to the Private Sector[1]					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
In pesos	**622,956**	**670,429**	**664,486**	**(7)**	**(6)**
Loans	568,576	608,948	596,909	(7)	(5)
UVA-adjusted loans	38,149	40,927	47,911	(7)	(20)
Financial leases	336	445	783	(24)	(57)
Other financing[2]	15,895	20,109	18,883	(21)	(16)
In foreign currency	**54,883**	**63,745**	**92,117**	**(14)**	**(40)**
Loans	42,596	48,161	74,636	(12)	(43)
Financial leases	742	966	2,086	(23)	(64)
Other financing[2]	11,545	14,618	15,395	(21)	(25)
Total financing to the private sector	**677,839**	**734,174**	**756,603**	**(8)**	**(10)**

(1) Includes IFRS adjustment.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

As of March 31, 2022, total financing to the private sector reached Ps. 677,839 million, 10% lower than a year before, mainly as a consequence of a Ps.28.333 million (5%) decrease of peso-denominated loans and a Ps.32.040 million (43%) decrease of dollar-denominated loans.

Market Share[1]					
Percentages, except otherwise noted	2022		2021	Variation (bp)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Total loans	11.92	12.09	12.45	(17)	(53)
Loans to the private sector	12.06	12.16	12.67	(10)	(61)

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank's market share of loans to the private sector as of March 31, 2022, was 12.06%, decreasing 61 bp from March 31, 2021.

22

Financial Report

Breakdown of loans and other financing					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Financial entities	**8,842**	**14,795**	**10,491**	**(40)**	**(16)**
Loans	8,833	14,794	10,489	(40)	(16)
Other financing	9	1	2	800	350
Non-financial private sector and residents abroad	**651,438**	**697,026**	**724,379**	**(7)**	**(10)**
Loans	640,488	683,242	708,967	(6)	(10)
Overdrafts	44,531	71,602	52,670	(38)	(15)
Promissory notes	237,274	225,724	217,776	5	9
Mortgage loans	18,479	21,379	27,527	(14)	(33)
Pledge loans	17,352	18,827	20,201	(8)	(14)
Personal loans	61,523	61,677	56,637	-	9
Credit-card loans	204,809	226,866	243,113	(10)	(16)
Pre-financing and financing of exports	15,653	19,942	42,298	(22)	(63)
Other Loans	5,610	5,629	6,192	-	(9)
Accrued interest, adjustments and foreign currency quotation differences receivable	36,999	34,381	45,573	8	(19)
Documented interest	(1,742)	(2,785)	(3,020)	(37)	(42)
Financial leases	1,078	1,411	2,869	(24)	(62)
Other financing	9,872	12,373	12,543	(20)	(21)
Total loans and other financing	**660,281**	**711,821**	**734,870**	**(7)**	**(10)**
Allowances	**(32,859)**	**(37,996)**	**(41,331)**	**(14)**	**(20)**
Loans	(32,509)	(37,575)	(40,754)	(13)	(20)
Financial leases	(10)	(10)	(16)	-	(38)
Other financing	(340)	(411)	(561)	(17)	(39)
Net loans and other financing	**627,422**	**673,825**	**693,539**	**(7)**	**(10)**

As of March 31, 2022, net loans and other financing amounted to Ps.627,422 million, decreasing 10% from March 31, 2021, primarily due to a Ps.38.304 million (16%) decrease in credit-card loans, a Ps.26.645 million (63%) decrease of pre-financing and financing of exports.

23

Financial Report

Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[(1)]					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Government securities' net position	**520,715**	**391,667**	**325,116**	**33**	**60**
Leliq	220,161	210,744	217,916	4	1
Botes	37,624	37,620	35,518	-	6
Other	262,930	143,303	71,682	83	267
Other receivables resulting from financial brokerage	**30,077**	**235,845**	**122,846**	**(87)**	**(76)**
Repurchase agreement transactions - BCRA	30,043	235,814	122,796	(87)	(76)
Loans and other financing	9	1	2	800	350
Trust certificates of participation and securities	25	30	48	(17)	(48)
Total exposure to the public sector	**550,792**	**627,512**	**447,962**	**(12)**	**23**

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of March 31, 2022, the Bank's exposure to the public sector amounted to Ps.550,792 million, recording a 23% increase during the last twelve months, primarily due to the growth of other Government securities.

Excluding the exposure to the Argentine Central Bank (Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.300,588 million (19% of total assets), while as of March 31, 2021, it amounted to Ps.107,250 million (7% of total assets).

24

Financial Report

Funding and liabilities

Deposits					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
In pesos	**922,280**	**975,830**	**879,427**	**(5)**	**5**
Current accounts	224,438	281,208	194,611	(20)	15
Saving accounts	126,277	164,262	131,641	(23)	(4)
Time deposits	418,733	383,817	427,786	9	(2)
UVA-adjusted time deposits	22,656	17,354	20,097	31	13
Other	116,569	116,533	92,467	-	26
Interests and adjustments	13,607	12,656	12,825	8	6
In foreign currency	**212,091**	**232,134**	**279,151**	**(9)**	**(24)**
Saving accounts	122,597	142,974	159,887	(14)	(23)
Time deposits	36,694	38,914	51,419	(6)	(29)
Other	52,731	50,168	67,736	5	(22)
Interests and adjustments	69	78	109	(12)	(37)
Total deposits	**1,134,371**	**1,207,964**	**1,158,578**	**(6)**	**(2)**

As of March 31, 2022, the Bank's deposits amounted to Ps.1,134,371 million, representing a decrease of 2% during the last twelve months. This was a consequence of the Ps.37,290 million (23%) decrease of dollar-denominated saving accounts and of Ps.15,005 million (22%) decrease of dollar-denominated other deposits, offset by the Ps.24,102 million (26%) increase of peso-denominated other.

At the end of the quarter, there were more than 6.3 million deposit accounts, 1.6% more than a year before.

Market Share(1)					
Percentages, except otherwise noted	2022		2021	Variation (bp)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Total deposits	8.59	8.42	8.43	17	16
Private sector deposits	10.21	10.27	9.89	(6)	32

(1) According to the daily information on deposits published by the Argentine Central Bank. Balances as of the last day of each quarter

As of March 31, 2021, the Bank's estimated market share of private sector deposits in the Argentine financial system was 10.21%, increasing 32 bp from a year before.

25

Financial Liabilities In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Financial entities 8,621 10,388 15,013 (17) (43) Financing from credit-card purchases 36,369 42,819 31,732 (15) 15 Negotiable obligations 12,375 8,526 13,397 45 (8) Subordinated negotiable obligations 27,824 30,498 35,963 (9) (23) Creditors from purchases of foreign currency 4,422 3,538 13,532 25 (67) Collections on account of third parties 15,321 17,316 21,171 (12) (28) Other financial liabilities 22,348 47,777 16,037 (53) 39 Total financial liabilities 127,280 160,862 146,845 (21) (13) Financial liabilities at the end of the first quarter amounted to Ps.127,280 This variation was mainly due to decreases of Ps.9,110 million (67%) of million, Ps.19.565 million (13%) lower than the Ps.146,845 million creditors from purchases of foreign currency and a decrease of Ps.8,139 recorded a year before. million (23%) on subordinated negotiable obligations. 26

Asset Quality Financing Portfolio Quality In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Non-accrual Financings 21,072 24,769 12,337 (15) 71 With preferred guarantees 1,075 1,225 1,128 (12) (5) With other guarantees 977 1,202 720 (19) 36 Without guarantees 19,020 22,342 10,489 (15) 81 Allowance for loan losses 37,975 43,813 48,269 (13) (21) Relevant ratios (%) Variation (bp) NPL Ratio 3.11 3.37 1.63 (26) 148 Allowance for loan losses to loans to the private sector 5.60 5.97 6.38 (37) (78) Coverage 180.22 176.88 391.25 334 (21,103) Non-accrual loans with guarantees to non-accrual financing 9.74 9.80 14.98 (6) (524) Cost of risk 1.37 1.64 1.35 (27) 2 The non-accrual portfolio (that includes certain items of other financial Considering the provisions on unused balances of credit cards and assets and guarantees granted) amounted to Ps.21,072 million as of March overdrafts, the Bank’s coverage of the non-accrual portfolio with total 31, 2022, representing 3.11% of private-sector financing, recording a 148 allowances for loan losses reached 180.22%, compared to 391.25% of a bp increase as compared to the 1.63% recorded in the same quarter of year before. 2021. 27

Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Allowance for loan losses At the beginning of the quarter 43,813 46,839 54,557 (6) (20) Changes in the allowance for loan losses Provisions charged to income 2,220 2,666 2,522 (17) (12) Charge offs (1,912) (859) (1,565) 123 22 Inflation effect (6,145) (4,832) (6,356) 27 (3) Allowance for loan losses at the end of the quarter 37,975 43,813 48,269 (13) (21) Charge to the income statement Provisions charged to income (2,220) (2,666) (2,522) (17) (12) Direct charge offs (96) (182) (25) (47) 284 Bad debts recovered 393 437 355 (10) 11 Net charge to the income statement (1,923) (2,411) (2,192) (20) (12) During the quarter, Ps.1.912 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.96 million were made. 28

Financial Report

Capitalization and liquidity

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the regulations in force and in currency of each period.

Regulatory Capital

In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Minimum capital required (A)	**93,359**	**85,244**	**60,076**	**10**	**55**
Allocated to credit risk	70,049	63,920	45,030	10	56
Allocated to market risk	1,172	1,134	1,980	3	(41)
Allocated to operational risk	22,138	20,190	13,066	10	69
Computable capital (B)	**274,928**	**251,142**	**180,761**	**9**	**52**
Tier I	243,763	222,136	150,934	10	62
Tier II	31,165	29,006	29,827	7	4
Excess over required capital (B) (A)	**181,569**	**165,898**	**120,685**	**9**	**50**
Risk weighted assets	**1,141,478**	**1,041,226**	**734,560**	**10**	**55**
Ratios (%)					**Variation (bp)**
Total capital ratio	24.09	24.12	24.61	(3)	(52)
Tier I capital ratio	21.36	21.33	20.55	3	81

As of March 31, 2022, the Bank's computable capital amounted to Ps.274,928 million, Ps.181,569 million (194%) higher than the Ps.93,359 million capital requirements. As of March 31, 2021, this excess amounted to Ps.120,685 million (201%).

The minimum capital requirement increased Ps.33,283 million as compared to March 31, 2021, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.94,167 million in the same period, primarily as consequence of the results generated during the quarter and to an increase of the accounting shareholders' equity as a result of the inflation adjustment. The total capital ratio was 24.09%, increasing 52 bp during the last twelve months.

29

Liquidity Percentages, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Cash and due from banks 285,140 268,964 333,563 6 (15) Government securities 214,293 183,373 189,028 17 13 Call-money (198) 7,048 (92) (103) 115 Overnight placements in correspondent banks 4,541 5,617 2,265 (19) 100 Repurchase agreement transactions 27,964 235,439 122,526 (88) (77) Escrow accounts 17,677 21,483 18,487 (18) (4) Other financial assets 2,124 176 492 1,107 332 Total liquid assets 551,541 722,100 666,269 (24) (17) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 87.16 122.71 104.90 (3,555) (1,774) Liquid assets as a percentage of total deposits 48.62 59.78 57.51 (1,116) (889) As of March 31, 2022, the Bank’s liquid assets represented 87.16% of the Bank’s transactional deposits and 48.62% of its total deposits, as compared to 104.90% and 57.51%, respectively, as of March 31, 2021. 30

Naranja X, is the fintech of Grupo Financiero Galicia that accompanies clients to promote the use of money. Naranja X creates technological solutions for the personal- and business-finance of millions of Argentines. Naranja X’s biggest challenge is being close to customers and providing them with simple tools that help them grow, improve their quality of life, and access a world of possibilities.

Naranja X Higlights $5 million Net income -99% vs. 1Q 2021 The data shown in the 0.04% 66.72% tables of this report and the consolidated ROE Efficiency -820 bp vs. 1Q 2021 -302 bp vs. 1Q 2021 financial statements correspond to Tarjetas Regionales S.A. consolidated line by line 2,902 175 with the subsidiaries Branches and under its control. Employees other points of sale 584 8, Credit cards In thousands

Financial Report

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Net interest income	12,284	12,137	9,967	1	23
Net fee income	8,116	8,846	7,011	(8)	16
Net results from financial instruments	128	134	133	(4)	(4)
Gold and foreign currency quotation differences	69	21	130	229	(47)
Other operating income	1,537	1,756	1,711	(12)	(10)
Loan loss provisions	(4,324)	(3,441)	(2,117)	26	104
Net operating income	**17,810**	**19,453**	**16,835**	**(8)**	**6**
Personnel expenses	(3,611)	(3,480)	(3,806)	4	(5)
Administrative expenses	(3,253)	(3,498)	(2,973)	(7)	9
Depreciations and devaluations of assets	(593)	(967)	(937)	(39)	(37)
Other operating expenses	(4,062)	(4,756)	(3,284)	(15)	24
Operating income	**6,291**	**6,752**	**5,835**	**(7)**	**8**
Results from the net monetary position	(6,213)	(4,004)	(4,058)	55	53
Income tax	(73)	(1,425)	(859)	(95)	(92)
Net income	**5**	**1,323**	**918**	**(100)**	**(99)**

Profitability and efficiency					
Percentages, except otherwise noted	2022		2021	Variation (bp)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
ROA	0.01	2.44	2.03	(243)	(202)
ROE	0.04	10.19	8.24	(1,015)	(820)
Financial margin	21.33	21.61	22.34	(28)	(101)
Efficiency ratio	66.72	56.90	69.74	982	(302)

In the first quarter of fiscal year 2022, Naranja X recorded a Ps.5 million net income, Ps.913 million lower than in the same quarter of 2021 as a consequence of higher results from the net monetary position of 53%. This profit represented an annualized 0.01% return on average assets and an 0.04% return on average shareholder's equity, compared to 2.03% and 8.24%, respectively, from the first quarter of 2021.

Net operating income amounted to Ps.17,810 million, increasing 6% from the first quarter of 2021, as a consequence of a higher net interest income (23%), due to a higher interest-earning asset, and net fee income (16%) due to the increased prices of these, offset by higher volume of loan loss provisions (104%).

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Assets Cash and due from banks 3,683 6,342 3,747 (42) (2) Debt securities 1,900 241 47 688 3,943 Net loans and other financing 200,271 205,692 164,208 (3) 22 Other financial assets 3,786 2,935 2,696 29 40 Property, bank premises, equipment 7,230 7,327 8,182 (1) (12) Intangible assets 2,477 2,419 2,474 2—Other non-financial assets 6,239 6,453 6,905 (3) (10) Total assets 225,586 231,409 188,259 (3) 20 Liabilities Financing from financial entities 34,595 27,149 17,470 27 98 Other financial liabilities 101,377 112,169 90,962 (10) 11 Negotiable obligations 23,954 24,811 22,129 (3) 8 Other non-financial liabilities 15,445 15,270 11,993 1 29 Total liabilities 175,371 179,399 142,554 (2) 23 Shareholders’ equity 50,215 52,010 45,705 (3) 10

Financial Report

Asset quality

Loan Portfolio Quality					
Percentages, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Non-accrual loans	7,079	6,658	2,080	6	240
Allowances for loan losses and provisions	11,886	11,886	10,217	6	16
Ratios (%)				Variation (bp)	
NPL Ratio	3.37	3.10	1.21	27	216
Allowance for loan losses to loans to the private sector	5.65	5.20	5.92	45	(27)
Coverage	167.91	167.91	491.20	-	(32,329)
Cost of risk	8.60	7.94	5.27	66	333

As of March 31, 2022, taking into consideration the provisions for unused credit-card balances, the coverage ratio amounted to 167.91%, compared to 491.20% on the same date of the previous year.

Analysis of Loan Loss Experience					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	1Q	4Q	1Q	vs. 4Q21	vs. 1Q21
Allowances for loan losses					
At the beginning of the quarter	**11,182**	**9,562**	**10,766**	**17**	**4**
Changes in the allowance for loan losses					
Provisions charged to income	2,720	3,252	1,503	(16)	81
Reversals of allowances for loan losses	(56)	(513)	(163)	(89)	(66)
Charge off	(297)	(185)	(585)	61	(49)
Effect of inflation	(1,663)	(935)	(1,304)	78	28
Allowance for loan losses at the end of the quarter	**11,886**	**11,181**	**10,217**	**6**	**16**
Charge to the income statement					
Provisions charged to income	(2,720)	(3,252)	(1,503)	(16)	81
Direct charge offs	(1,605)	(810)	(627)	98	156
Bad debt recovered	111	262	238	(58)	(53)
Net charge to the income statement	**(4,214)**	**(3,800)**	**(1,892)**	**11**	**123**

Since 1958, Fondos Fima has been managing mutual funds, distributed by Banco Galicia through its multiple channels and other agents. .

Fondos Fima Highlights $776 million Net income +34% vs. 1Q 2021 The data shown in the tables of this $445,687 11.6% report and the +76 bp vs. 1Q 2021 financial statements + Ps.64,579 million vs. 1Q 2021 correspond to Assets under mangement Market share In millions Galicia Asset Management S.A.U. 22 Employees

Results for the quarter Income Statement In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Net interest income 20 20 73—(73) Net results from financial instruments 259 182 116 42 123 Gold and foreign currency quotation differences 1 1 ——Other operating income 1,548 1,476 1,053 5 47 Net operating income 1,828 1,679 1,242 9 47 Personnel and administrative expenses (166) (143) (132) 16 26 Other operating expenses (98) (93) (68) 5 44 Operating income 1,564 1,443 1,042 8 50 Results from the net monetary position (377) (185) (217) 104 74 Income tax (411) (477) (245) (14) 68 Net income 776 781 580 (1) 34

Assets under management Mutual fund In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Fima Premium 309,595 298,438 296,372 4 4 Fima Ahorro Pesos 29,935 20,766 18,602 44 61 Fima Ahorro Plus 42,069 33,580 36,563 25 15 Fima Capital Plus 16,191 15,991 14,456 1 12 Fima Renta en Pesos 21,106 12,269 4,090 72 416 Fima Renta Plus 19,678 9,888 2,665 99 638 Fima Abierto Pymes 1,186 1,192 1,290 (1) (8) Fima Acciones 1,407 1,469 841 (4) 67 Fima PB Acciones 1,202 1,225 948 (2) 27 Fima Mix I 2,401 4,146 3,316 (42) (28) Fima Renta Acciones Latinoamerica 90 79 113 14 (20) Fima Renta Fija Internacional 827 904 1,852 (9) (55) Total assets under management 445,687 399,947 381,108 11 17

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Assets Cash and due from banks 588 470 412 25 43 Net loans and other financing—477—(100) N/A Other financial assets 2,015 2,296 1,422 (12) 42 Other non-financial assets 2—2 — Total assets 2,605 3,243 1,836 (20) 42 Liabilities Other non-financial liabilities 1,222 1,088 898 12 36 Total liabilities 1,222 1,088 898 12 36 Shareholders’ equity 1,383 2,155 938 (36) 47

Galicia Seguros’ commercial activity began in 1996 as a member of Grupo Financiero Galicia. Today it is a leader in home, theft, and personal accident insurance.

Galicia Seguros Highlights $268 million Net income +37% vs. 1Q 2021 The data shown in the tables of this report and the 36% 84.71% consolidated financial statements ROE Combined Ratio correspond to +1,484 bp vs. 1Q 2021 -506 bp vs. 1Q 2021 Sudamericana Holding S.A. consolidated line by line with the subsidiaries under its control. 358 2,896 Employees Insurance Polices In thousands

Results for the quarter Income Statement In millions of pesos, except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Earned premium 3,422 3,661 3,383 (7) 1 Incurred claims (642) (651) (644) (1)—Withdrawals (3) (6) (9) (50) (67) Life annuities (5) (5) (6)—(17) Acquisition and general expenses (1,426) (1,573) (1,598) (9) (11) Other income and expenses (13) (73) (32) (82) (59) Underwriting income 1,333 1,353 1,094 (1) 22 Interest income 1,190 1,281 448 (7) 166 Net results from financial instruments (941) (1,053) (194) 11 385 Gold and foreign currency quotation differences 11—20—(45) Other operating income 64 42 150 52 (57) Net operating income 1,657 1,623 1,518 2 9 Personnel expenses (524) (492) (414) 7 27 Administrative expenses (186) (291) (228) (36) (18) Depreciations and devaluations of assets (101) (90) (107) 12 (6) Other operating expenses (1) (1) (6)—(83) Operating income 845 749 763 13 11 Results from the net monetary position (252) (160) (293) 58 (14) Income tax (325) (262) (275) 24 18 Net income 268 327 195 (18) 37 Other comprehensive income 37 8 (1) 363 3,800 Total comprehensive income 305 335 194 (9) 57

Profitability and efficiency Percentages, except otherwise noted 2022 2021 2021 Variation (bp) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 ROA 12.41 14.13 8.31 (172) 410 ROE 36.00 41.75 21.16 (575) 1,484 Efficiency ratio 79.10 80.01 83.19 (91) (409) Combined ratio 84.71 86.86 89.77 (215) (506) Selected financial information Balance Sheet In millions of pesos , except otherwise noted 2022 2021 2021 Variation (%) 1Q 4Q 1Q vs. 4Q21 vs. 1Q21 Assets Cash and due from banks 22 63 39 (65) (44) Debt securities 74 43—72—Net loans and other financing 9 8 216 13 (96) Other financial assets 3,005 3,115 2,455 (4) 22 Property, bank premises, equipment 1,044 1,053 1,098 (1) (5) Intangible assets 102 58 160 76 (36) Assets for insurance contracts 3,342 3,735 3,527 (11) (5) Other non-financial assets 808 637 757 27 7 Total assets 8,406 8,712 8,252 (4) 2 Liabilities Financing from financial entities 114 — — Liabilities for insurance contracts 3,678 3,705 3,600 (1) 2 Other non-financial liabilities 1,841 1,832 1,711—8 Total liabilities 5,633 5,537 5,311 2 6 Shareholders’ equity 2,773 3,175 2,941 (13) (6)

Financial Report

Relevant information

Prisma

On March 18, 2022, the Bank's shareholding in Prisma was transferred to AI ZENITH (Netherlands) B.V. representative of 7.40% of the share capital of Prisma. The price for said transfer amounted to US$54 million, which will be paid: (i) 30% in Pesos adjusted by CER (UVA) at a nominal annual rate of 15% and (ii) 70% in dollars at a rate of Annual nominal 10% within a period of six years.

Distribution of profits

On April 26, 2022, at the Ordinary Shareholders' Meeting of Grupo Financiero Galicia, the payment of cash dividends for Ps.11,000 million was approved. The payment was made on May 9, 2022. Additionally, it was proposed to allocate an amount of Ps.8,000 million to the Special Discretionary Reserve for future distribution of profits, delegating to the Board of Directors the power to partially disaffect it twice, in September 2022 and January 2023, for an amount of Ps.4,000 million in each month.

Cryptocurrencies

On April 27, 2022, Banco Galicia allowed its clients the purchase, sale and custody of Cryptocurrencies. Bitcoin (BTC), Ether (ETH), Ripple (XRP), US$ Coin (USDC) were available and could be purchased from Online Banking. Finally, on May 5 these operations were prohibited by the Communique "A"7506 of the Argentine Central Bank.

Negotiable Obligation

On February 17, 2022, Banco Galicia issued the Class XI Negotiable Obligations for Ps.4,487 million, maturing in 6 months and with a rate of Badlar +1.49%.

On March 18, 2022, Naranja issued the Class LII of Negotiable Obligations for US$ 7.5 million, maturing in 24 months and with a rate of 5.00%. On April 5, 2022, Naranja issued Class LIII of Negotiable Obligations: Series I, for Ps.4,533 million, maturing in 12 months and with a rate of Badlar +3.75% and Series II, for Ps.4,193 million, maturing in 24 months and with a rate of Badlar +5.25%.

Term deposits and investments

In line with the rise from 47% to 49% of the monetary policy interest rate on 28 days Leliq-, through its Communique "A" 7512, the Argentine Central Bank established, as of 13 May 2022, a minimum nominal annual interest rate of 48% for 30 days time deposits from individuals for up to $10 million and of 46% for other time deposits from private sector. Additionally, it established a maximum nominal annual interest rate of 53% for credit card financing for up to $200,000, beginning with the billing cycle corresponding to June 2022.

Glossary and additional information Combined ratio: (acquisition and general expenses + personnel expenses + Non-accrual portfolio: includes loans classified under the following administrative expenses + depreciations and devaluations of assets + categories of the Argentine Central Bank classification: With Problems and incurred claims + other income and expenses) / (earned premiums + Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. withdrawals + life annuities). NPL ratio: non-accrual portfolio / total financing. Cost of risk: (loan-loss provisions + loan-loss provisions on unused balances of credit-cards and overdrafts, and on guarantees granted) / ROA: net income attributable to the company on average assets. average financing. ROE: net income attributable to the company on average shareholders’ Coverage: (allowance for loan losses + provisions for unused balances of equity. credit-cards and overdrafts and guarantees granted) / non-accrual financing. Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position). Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets.

Inflation, exchange rate and interest rates 2022 2021 2021 2021 2021 1Q 4Q 3Q 2Q 1Q Consumer price index (IPC) (1) 676.0566 582.4575 528.4968 483.6049 435.8657 Consumer price index (IPC) (%) 16.07 10.210223 9.28 10.95 12.95 Wholesale price index (IPIM) (%) (2) 15.52 8.27 7.73 11.53 16.34 Acquisition value unit (UVA) (3) 108.90 97.51 88.76 81.13 71.92 Exchange rate (Ps./US$) (4) 110.98 102.75 98,74 95.73 91.99 Badlar (quartely averages) 38.60 34.17 34.15 34.11 34.10 (1) Published by the INDEC (National Institute of Statistics) (2) Reference exchange rate in accordance with Communiqué “A” 3500 from the Argentine Central Bank, last working day of the quarter. (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

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